

April 13, 2011

<u>Via E-mail</u>
Jason M. Brady
Senior Vice President,
General Counsel and Secretary
Solera Holdings, Inc.
7 Village Circle, Suite 350
Westlake, TX 76262

> **Re: Solera Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 2, 2010**
> **File No. 001-33461**

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                            Sincerely,

                                            /s/ Patrick Gilmore

                                            Patrick Gilmore
                                            Accounting Branch Chief